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02012402

RECD S.E.C.
FEB 2 1 2002

UNITED STATES
Securities and Exchange Commission
Washington, D. C. 20549

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS

BY ELECTRONIC FILERS

First Union Commercial Mortgage Securities, Inc. — 0000850779

Exact name of registrant as specified in charter — Registrant CIK Number

Form 8-K dated February 21, 2002 — 333-68246

Electronic report, schedule or registration statement of which the documents are a part (give period of report) — SEC file number, if available

Name of Person Filing the Document (If other than the Registrant)

PROCESSED
FEB 2 7 2002
THOMSON FINANCIAL

SIGNATURES

Filings Made By the Registrant:

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Charlotte, State of N.C., 2002.

First Union Commercial Mortgage Securities, Inc.
(Registrant)

By: [signature]
(Name and Title)
Name: Timothy F. Danello
Title: Senior Vice President

Deutsche Bank Securities CMO Model
Price / Yield Report

Bond Id	: FUG02C1_021202C_FL AC												
Bond Name	: A2 (AAA 22.875%)							Current Balance	: 430,663,000 00				
Original Balance	: 430,663,000 00							Current Coupon	: 6.101000 %				
Original Coupon	: 6 101000 %												
Deal Description	: FUG02C1 (REO)							Dated Date	: 2/1/02				
Orig Cutoff Date	: 2/1/02							First Payment Date	: 3/12/02				
Settlement Date	: 2/25/02												
Market Levels	: TSY03M	TSY06M	TSY01Y	TSY02Y	TSY05Y	TSY10Y	TSY30Y	NAC					
	: 1 6100	1.8100	1.8100	2.9110	4.1870	4.8850	5.3940	0.0000					
Swap Table	: SWP01Y	SWP02Y	SWP03Y	SWP04Y	SWP05Y	SWP07Y	SWP10Y	SWP12Y	SWP15Y	SWP20Y	SWP25Y	SWP30Y	SWP40Y
	: 40.05	40.05	66.95	71.81	66.55	81.44	75.16	85.74	93.73	91.49	82.49	73 50	69 50
Report Generated	: Tue Feb 12 14:55:47 2002 (v.4.33) /home/cmkua/deals/cmbs/fun02c1/fun02c1_021202c.cmo												

	FL0	FL1	FL2	FL3	FL4	FL5	FL8
100 343750	6.105	6.105	6.104	6 103	6.103	6.102	6.095
100 375000	6.101	6.100	6.100	6 097	6.098	6.097	6.091
100 406250	6.096	6 096	6 095	6 094	6.093	6.092	6.086
100.437500	6.092	6 091	6.091	6 039	6.089	6.088	6.084
100.468750	6.088	6.087	6 086	6 085	6.084	6.083	6.079
* 100.500000	6.083	6.082	6 082	6.081	6.080	6.078	6.074
100.531250	6.079	6.078	6 077	6 076	6.075	6 074	6.069
100.562500	6.074	6.073	6.073	6.072	6.070	6.069	6.064
100.593750	6 070	6.069	6 068	6 067	6.066	6.064	6.059
100.625000	6 065	6 065	6 064	6.062	6.061	6.060	6.054
100.656250	6.061	6.060	6.059	6.058	6.057	6.055	6.050
Ave Life	9 437	9.359	9.254	9.139	9.014	8.883	8.438
Avg Cashflow	7.720	7.661	7 597	7.520	7.439	7 350	7.055
Mod Dur	6.976	6.924	6 870	6.803	6.731	6 649	6.333
Window	5/10-11/11	8/09-11/11	6/09-11/11	11/08-11/11	2/08-11/11	11/07-11/11	10/06-11/11
Sprd/Avl	127.7/av	128.8/av	130 1/av	131.6/av	133.2/av	134.9/av	140.7/av
Sprd/AvCF	151.6/av	152.4/av	153 2/av	154.2/av	155.2/av	156.3/av	160.0/av
Sprd/Tsy	126 8/9.5	126.7/9.5	126 6/9.5	133 5/9 0	132.4/9.0	133 3/9 0	139.0/8.5
SwapSpd	51 1	52.0	53.3	54.4	55.7	57.2	62.3
Bond Loss	0.00	0.00	0 00	0.00	0 00	0.00	0 00
Coll Loss	0.00	17538033 30	33866835.61	49339854.55	63704912.10	77142221 49	112351254.07
Loss Pct	0.00%	2 41%	4.66%	6.77%	8.75%	10.59%	15.43%

FL0	: 100% CPR Lockout YM only; 0% CDR Starting in Month 13 to Maturity;12 Month Lag;65% Recovery
FL1	: 100% CPR Lockout YM only; 1% CDR Starting in Month 13 to Maturity;12 Month Lag;65% Recovery
FL2	: 100% CPR Lockout YM only; 2% CDR Starting in Month 13 to Maturity;12 Month Lag;65% Recovery
FL3	: 100% CPR Lockout YM only; 3% CDR Starting in Month 13 to Maturity;12 Month Lag;65% Recovery
FL4	: 100% CPR Lockout YM only; 4% CDR Starting in Month 13 to Maturity;12 Month Lag;65% Recovery
FL5	: 100% CPR Lockout YM only; 5% CDR Starting in Month 13 to Maturity;12 Month Lag;65% Recovery
FL8	: 100% CPR Lockout YM only; 8% CDR Starting in Month 13 to Maturity;12 Month Lag;65% Recovery

UNDERWRITERS' STATEMENT
COMPUTATIONAL MATERIALS

FIRST UNION NATIONAL BANK-COMMERCIAL MORTGAGE PASS THROUGH CERTIFICATES SERIES 2002-C1

The attached tables and statistical analysis (the "Computational Materials") are privileged and confidential and are intended for use by the addressee only. These Computational Materials are furnished to you solely by First Union Securities, Inc., Deutsche Banc Alex. Brown Inc. and ABN AMRO Incorporated (collectively, the "Underwriters") and not by the issuer of the certificates identified above (the "Offered Certificates") or any other party. The issuer of the Offered Certificates has not prepared or taken part in the preparation of these materials. None of the Underwriters, the issuer of the Offered Certificates, or any other party makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information herein may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information.

Numerous assumptions were used in preparing the Computational Materials which may or may not be stated herein. As such, no assurance can be given as to the accuracy, appropriateness or completeness of the Computational Materials in any particular context; or as to whether the Computational Materials reflect future performance. These Computational Materials should not be construed as either a prediction or as legal, tax, financial or accounting advice.

Any yields or weighted average lives shown in the Computational Materials are based on prepayment and other assumptions and actual experience may dramatically affect such yields or weighted average lives. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates assumed in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the Offered Certificates may differ from those shown in the Computational Materials due to difference between the actual underlying assets and the hypothetical assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance.

Although a registration statement (including the prospectus) relating to the Offered Certificates has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the Offered Certificates has not been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the Offered Certificates in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the Offered Certificates for definitive terms of the Offered Certificates and the collateral.

Please be advised that mortgage-backed and/or asset-backed securities may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayments, yield curve and interest rate risks. Investors should fully consider the risk of an investment in these Offered Certificates.

FUNB02C1 - Price/Yield - AAA2

Balance	$430,000,000.00	Delay	14
Coupon	6.1770	Dated	2/1/02
Settle	02/25/02	First Payment	3/11/02

SPREAD	0 CPY TREASURY - 300 PRICE / YIELD	0 CPY TREASURY - 200 PRICE / YIELD	0 CPY TREASURY - 100 PRICE / YIELD	0 CPY PRICE / YIELD	0 CPY TREASURY + 100 PRICE / YIELD	0 CPY TREASURY + PRICE / YIELD	0 CPY TREASURY + 300 PRICE / YIELD
30.0	126.9203 / 3.0146	116.9321 / 4.0146	108.7421 / 5.0146	101.2160 / 6.0146	94.3256 / 7.0146	88.0238 / 8.0146	82.2460 / 9.0146
40.0	125.9258 / 3.0249	116.8030 / 4.0248	108.8703 / 5.0246	101.1448 / 6.0246	94.2836 / 7.0246	87.9858 / 8.0246	82.1236 / 9.0246
41.0	125.8315 / 3.0348	116.8198 / 4.0348	108.6917 / 5.0348	101.0720 / 6.0346	94.1955 / 7.0346	87.8923 / 8.0346	82.1354 / 9.0346
42.0	125.7272 / 3.0446	116.7328 / 4.0446	108.5121 / 5.0446	101.0011 / 6.0448	94.1311 / 7.0446	87.8431 / 8.0446	82.0633 / 9.0446
43.0	125.6430 / 3.0549	116.6478 / 4.0546	108.4306 / 5.0546	100.9203 / 6.0546	94.0054 / 7.0548	87.7830 / 8.0546	82.0281 / 9.0546
44.0	125.5480 / 3.0649	116.5629 / 4.0648	108.3361 / 5.0648	100.8575 / 6.0646	93.9596 / 7.0646	87.7225 / 8.0646	81.9731 / 9.0646
45.0	125.4649 / 3.0746	116.4782 / 4.0746	108.2776 / 5.0746	100.7950 / 6.0746	93.9243 / 7.0746	87.6629 / 8.0746	81.9181 / 9.0746
46.0	125.3610 / 3.0848	116.3904 / 4.0848	108.1005 / 5.0846	100.7144 / 6.0846	93.8869 / 7.0846	87.6037 / 8.0846	81.8631 / 9.0846
47.0	125.2672 / 3.0946	116.3068 / 4.0946	108.1212 / 5.0946	100.6423 / 6.0946	93.8023 / 7.0946	87.5430 / 8.0946	81.8082 / 9.0946
48.0	125.1733 / 3.1046	116.2129 / 4.1048	108.0421 / 5.1046	100.5714 / 6.1046	93.7360 / 7.1046	87.4832 / 8.1046	81.7534 / 9.1046
49.0	125.0798 / 3.1148	116.1339 / 4.1148	107.9630 / 5.1146	100.5003 / 6.1146	93.6729 / 7.1140	87.4234 / 8.1146	81.6985 / 9.1146
50.0	124.9882 / 3.1246	116.0484 / 4.1246	107.9370 / 5.1248	100.4297 / 6.1248	93.6073 / 7.1246	87.3636 / 8.1246	81.6438 / 9.1248
51.0	124.8920 / 3.1348	115.9633 / 4.1348	107.8090 / 5.1348	100.3574 / 6.1346	93.5422 / 7.1346	87.3039 / 8.1346	81.5891 / 9.1348
52.0	124.7994 / 3.1446	115.8778 / 4.1446	107.7312 / 5.1448	100.2863 / 6.1440	93.4770 / 7.1446	87.2442 / 8.1446	81.5344 / 9.1446
53.0	124.7060 / 3.1548	115.7928 / 4.1548	107.6534 / 5.1546	100.2151 / 6.1548	93.4119 / 7.1546	87.1846 / 8.1548	81.4798 / 9.1548
54.0	124.6128 / 3.1646	115.7076 / 4.1646	107.5758 / 5.1648	100.1443 / 6.1646	93.3469 / 7.1648	87.1251 / 8.1646	81.4252 / 9.1648
55.0	124.5187 / 3.1748	115.6225 / 4.1746	107.4979 / 5.1746	100.0720 / 6.1748	93.2810 / 7.1746	87.0656 / 8.1748	81.3707 / 9.1746
56.0	124.4258 / 3.1848	115.5375 / 4.1848	107.4204 / 5.1846	100.0007 / 6.1848	93.2170 / 7.1848	87.0061 / 8.1848	81.3162 / 9.1848
57.0	124.3326 / 3.1946	115.4527 / 4.1946	107.3425 / 5.1948	99.9312 / 6.1946	93.1522 / 7.1946	86.9467 / 8.1946	81.2617 / 9.1948
58.0	124.2408 / 3.2048	115.3679 / 4.2048	107.2650 / 5.2046	99.8604 / 6.2048	93.0874 / 7.2046	86.8874 / 8.2048	81.2073 / 9.2046
59.0	124.1480 / 3.2146	115.2832 / 4.2146	107.1550 / 5.2148	99.7898 / 6.2146	93.0226 / 7.2146	86.8231 / 8.2148	81.1530 / 9.2148

WAL	9.63	8.64	9.60	9.63	7.83	9.63	9.60
Mod Durn	7.480	7.232	7.292	7.071	6.949	6.807	6.675
Mod Convexity	0.694	0.925	0.646	0.631	0.614	0.597	0.579
Principal Window	Aug10 - Jan12	Aug10 - Jan12	Aug10 - Jan12	Aug10 - Jan12	Aug10 - Jan12	Aug10 - Jan12	Aug10 - Jan12
Optional Redemption	N	N	N	N	N	N	N

5YR	4.210	4.210	4.210	4.210	4.210	4.210	4.210
10YR	4.810	4.910	4.510	4.810	4.510	4.810	4.810

UNDERWRITERS' STATEMENT
COMPUTATIONAL MATERIALS

FIRST UNION NATIONAL BANK-COMMERCIAL MORTGAGE PASS THROUGH CERTIFICATES SERIES 2002-C1

The attached tables and statistical analysis (the "Computational Materials") are privileged and confidential and are intended for use by the addressee only. These Computational Materials are furnished to you solely by First Union Securities, Inc., Deutsche Banc Alex. Brown Inc. and ABN AMRO Incorporated (collectively, the "Underwriters") and not by the issuer of the certificates identified above (the "Offered Certificates") or any other party. The issuer of the Offered Certificates has not prepared or taken part in the preparation of these materials. None of the Underwriters, the issuer of the Offered Certificates, or any other party makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information herein may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information.

Numerous assumptions were used in preparing the Computational Materials which may or may not be stated herein. As such, no assurance can be given as to the accuracy, appropriateness or completeness of the Computational Materials in any particular context; or as to whether the Computational Materials reflect future performance. These Computational Materials should not be construed as either a prediction or as legal, tax, financial or accounting advice.

Any yields or weighted average lives shown in the Computational Materials are based on prepayment and other assumptions and actual experience may dramatically affect such yields or weighted average lives. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates assumed in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the Offered Certificates may differ from those shown in the Computational Materials due to difference between the actual underlying assets and the hypothetical assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance.

Although a registration statement (including the prospectus) relating to the Offered Certificates has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the Offered Certificates has not been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the Offered Certificates in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the Offered Certificates for definitive terms of the Offered Certificates and the collateral.

Please be advised that mortgage-backed and/or asset-backed securities may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayments, yield curve and interest rate risks. Investors should fully consider the risk of an investment in these Offered Certificates.

FUNB02C1 - Price/Yield - AAA2

Balance	$430,663,000.00	Delay	11
Coupon	6.2148	Dated	2/1/02
Settle	02/25/02	First Payment	3/12/02

Price	0 CPY Yield / Spread	50 CPY Yield / Spread	75 CPY Yield / Spread	100 CPY Yield / Spread
100.25000	6.233	6.233	6.233	6.233
100.25000	52.5	52.7	52.8	54.2
100.27500	6.230	6.230	6.230	6.228
100.27500	52.2	52.3	52.4	53.9
100.30000	6.226	6.226	6.226	6.225
100.30000	51.8	52.0	52.1	53.5
100.32500	6.223	6.223	6.223	6.222
100.32500	51.5	51.6	51.7	53.2
100.35000	6.219	6.219	6.219	6.218
100.35000	51.1	51.3	51.4	52.8
100.37500	6.216	6.216	6.216	6.215
100.37500	50.8	50.9	51.0	52.5
100.40000	6.212	6.212	6.212	6.211
100.40000	50.4	50.5	50.7	52.1
100.42500	6.209	6.209	6.208	6.208
100.42500	50.1	50.2	50.3	51.7
100.45000	6.205	6.205	6.205	6.204
100.45000	49.7	49.8	50.0	51.4
100.47500	6.202	6.202	6.202	6.200
100.47500	49.4	49.5	49.6	51.0
100.50000	6.198	6.198	6.198	6.197
100.50000	49.0	49.1	49.3	50.7
100.52500	6.195	6.195	6.195	6.193
100.52500	48.6	48.8	48.9	50.3
100.55000	6.191	6.191	6.191	6.190
100.55000	48.3	48.4	48.5	50.0
100.57500	6.188	6.188	6.187	6.186
100.57500	47.9	48.1	48.2	49.6
100.60000	6.184	6.184	6.184	6.183
100.60000	47.6	47.7	47.8	49.2
100.62500	6.181	6.181	6.180	6.179
100.62500	47.2	47.4	47.5	48.9
100.65000	6.177	6.177	6.177	6.176
100.65000	46.9	47.0	47.1	48.5
100.67500	6.174	6.174	6.173	6.172
100.67500	46.5	46.7	46.8	48.2
100.70000	6.170	6.170	6.170	6.168
100.70000	46.2	46.3	46.4	47.8
100.72500	6.167	6.167	6.166	6.165
100.72500	45.8	46.0	46.1	47.5
100.75000	6.163	6.163	6.153	6.161
100.75000	45.5	45.6	45.7	47.1

	0 CPY	50 CPY	75 CPY	100 CPY
Spread @ Center Price	49.00	49.10	49.30	50.70
WAL	9.631	9.615	9.602	9.437
Mod Dum	7.044	7.035	7.026	6.939
Mod Convexity	0.628	0.626	0.626	0.608
Principal Window	Aug10 - Jan12	Aug10 - Jan12	Jul10 - Jan12	May10 - Nov11
Benchmark Maturity	9.60	9.60	9.60	9.40
Optional Redemption	N	N	N	N

5YR	4.333	4.333	4.333	4.333
10YR	5.028	5.028	5.028	5.028